SRA International, Inc.

4300 Fair Lakes Court

Fairfax, Virginia 22033

February 21, 2007

VIA EDGAR

Ms. Melissa Walsh

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4561

Washington, DC 20549

RE:	February 8, 2007 letter to Stephen Hughes

SRA International, Inc. (File No. 001-31334)

Form 10-K for the Fiscal Year Ended June 30, 2006

Form 8-K filed January 31, 2007

Dear Ms. Walsh,

As discussed, we would like to request additional time to respond to your letter of February 8, 2007. We anticipate providing our response to you by Friday, March 9, 2007. Please contact me if you have any questions.

Sincerely,

SRA INTERNATIONAL, INC.

By:	/s/ Stephen C. Hughes
Name:	Stephen C. Hughes
Title:	Executive Vice President and Chief Financial Officer

cc: Ms. Kathleen Collins